management's
discussion
& analysis

FOR THE YEAR ENDED DECEMBER 31, 2008

management's discussion and analysis

March 4, 2009

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of the Company. The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between Canadian GAAP and those generally accepted in the United States (US GAAP) is contained in note 24 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interests) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2008 and December 31, 2007, unless stated otherwise. Abbreviations used in this MD&A are listed on the page headed 'Abbreviations'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's annual report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

company overview

Talisman Energy Inc. is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Unless the context indicates otherwise, reference in this MD&A to "Talisman" or the "Company" is intended to include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc., such entity or partner of their separate legal status, for any purpose. Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 23 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2008 were conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The UK segment includes continuing operations in the UK sector of the North Sea. The Scandinavia segment includes continuing operations in the Norway sector of the North Sea. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes continuing operations in Algeria and Tunisia as well as other international exploration areas.

In 2008, Talisman developed and began implementation of a new corporate strategy, the main elements of which are profitable long-term growth, high impact exploration and focusing the portfolio. The results to date from implementation of the new strategy are described throughout this MD&A, the principal achievements being:

•
the progression of the unconventional gas strategy in North America, including drilling and acreage acquisition;

•
the acquisition of exploration acreage in areas with significant hydrocarbon potential; and

•
the sale of 12,000 boe/d of non-core assets during or subsequent to 2008.

highlights

(millions of C$, unless otherwise stated)	2008		2007 [1]	2006 [1]

Net income	3,519		2,078	2,005

Net income from continuing operations	3,336		1,020	1,296

Net income from discontinued operations	183		1,058	709

Dividends	204		180	163

Per share ($)

Net income	3.46		2.01	1.84

Diluted net income	3.40		1.97	1.79

Net income from continuing operations	3.28		0.99	1.19

Net income from discontinued operations	0.18		1.02	0.65

Dividends	0.20		0.18	0.15

Production (mboe/d)	432		452	485

Production from continuing operations (mboe/d)	419		405	409

Average sales price ($/boe)	76.03		59.57	57.45

Gross sales [2]	11,779		8,861	8,524

Operating costs ($/boe)	13.57		12.14	9.98

DD&A, exploration and dry hole expense [2]	3,902		3,099	2,339

Cash provided by operating activities	6,154		4,070	4,374

Cash provided by continuing operating activities	5,949		3,727	3,602

Total exploration and development spending	5,106		4,449	4,578

Total assets	24,275		21,420	21,481

Total long-term debt	3,961		4,862	4,560

Cash and cash equivalents, net of bank indebtedness	12		521	64

Total long-term liabilities	10,307		11,095	10,992

Proved reserves additions, net of revisions (before acquisitions and divestitures) (mmboe)	(41)		167	202

Reserves replacement ratio (before acquisitions and dispositions) – including price revisions [3]	(26%	)	102%	116%

Proved reserves (mmboe)	1,434		1,660	1,667

Proved reserves replacement ratio – including price revisions [3]	(43%	)	96%	116%

1.
Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.

2.
From continuing operations.

3.
See the MD&A section entitled 'Reserves Replacement' for method of calculation.

2008 performance highlights

•
Cash provided by operating activities was $6.2 billion, up 51% from a year ago due to higher commodity prices and gains on derivative contracts;

•
Net income was $3.5 billion, an increase of 69% from a year earlier, and net income from continuing operations was $3.3 billion, up 227% compared to 2007, driven by higher netbacks and mark-to-market gains on derivative contracts;

•
Production averaged 432,000 boe/d, a decrease of 4% relative to 2007 due to dispositions, however, production from continuing operations averaged 419,000 boe/d, which was 3% above 2007;

•
Long-term debt, net of cash was $3.9 billion at year-end, down from $4.3 billion a year earlier, despite the translation effect of the weakening of the C$ relative to the US$, which increased debt by approximately $600 million, since the majority of the Company's debt is denominated in US$;

•
Talisman continues to maintain financial flexibility. At December 31, 2008, the Company had over $2 billion of undrawn capacity under committed bank facilities that mature in 2012, and the majority of term debt matures beyond 2010;

•
Total exploration and development spending was $5.1 billion;

•
The Company spent $1.8 billion on unconventional programs in North America, adding substantial amounts of acreage and progressing development of the Montney and Marcellus plays;

•
Development projects were brought onstream in Southeast Asia (Song Doc and Northern Fields gas) and the Rev field in Norway started production in January 2009;

•
The Company acquired exploration acreage in the Kurdistan region of northern Iraq, expanded its exploration holdings in Colombia and entered into two Joint Study Agreements offshore Indonesia;

•
Talisman continued to focus operations, completing sales of 12,000 boe/d of non-core assets in 2008 and early 2009 for total proceeds of approximately $1 billion, including properties in Denmark and the Netherlands;

•
The Company announced it has entered into an agreement to sell non-core assets in southeast Saskatchewan for proceeds of approximately $720 million; and

•
The Company replaced 75% of 2008 production with proved reserves, excluding price-related revisions described in the 'Reserves Replacement' section of this MD&A.

2008 net income variances

(millions C$)

2007 net income	2,078

Favourable (unfavourable)

Commodity prices	2,634

Production volumes	250

Hedging losses	(132)

Royalties	(533)

Operating expenses	(171)

Interest on long-term debt	39

Depreciation, depletion and amortization (DD&A) expense	(802)

Dry hole expense	115

Gains on held for trading financial instruments	1,689

Current taxes (including petroleum revenue tax (PRT))	(618)

Future taxes (including PRT)	(274)

Discontinued operations	(875)

Other	119

Total variances	1,441

2008 Net income	3,519

The significant variances from 2007 as summarized in the net income variance table are:

•
higher oil and gas revenue reflecting increased average international commodity prices;

•
higher gas volumes principally related to increased activity from continuing operations in North America and Southeast Asia;

•
a decrease in hedging gain/loss principally related to gains in 2007. Since the Company has not designated any new derivative financial instruments as hedges, hedging gains and losses are anticipated to be insignificant in 2009;

•
increased operating expenses as a result of increased industry cost pressures, processing and maintenance in North America, maintenance and well operations in the UK, shut downs and higher fuel costs in Malaysia and riser repairs in Australia;

•
increased gains on held-for-trading financial instruments arising principally from the effect of the fourth quarter decline in commodity prices on the Company's commodity price derivative contracts described in the 'Risk Management' section of this MD&A;

•
higher DD&A expense largely due to additional DD&A expense recorded in the fourth quarter arising from the reduction in proved reserves at year-end prices, and an increase in the depletable cost base;

•
increased royalties and taxes as a result of higher revenue and pre-tax income, respectively; and

•
a reduction in income from discontinued operations principally as a result of after tax gains of $884 million arising on the sale of assets in 2007.

continuing operations review

Results Summary

Gross sales from oil, liquids and natural gas in 2008 were $11.8 billion, an increase of 33% from 2007. Oil and liquids revenue increased $1.6 billion due to increased average prices, while natural gas revenue increased $1.1 billion mainly due to higher prices and volumes. The fall in commodity prices in the second half of 2008 resulted in a pre-tax gain on held-for-trading commodity derivatives of approximately $1.7 billion.

During 2008, the North America operations contributed $1.3 billion, or 37%, of the Company's pre-tax segmented income from continuing operations of $3.7 billion, up 167% from $505 million (21% of $2.4 billion) in 2007. Gross sales in North America increased 41% to $4.1 billion due to increased oil and natural gas prices and increased natural gas production.

In the UK, pre-tax segmented income was $1.1 billion, up 24% from $917 million in 2007, and accounted for 31% of the Company's pre-tax segmented income from continuing operations during 2008. UK gross sales increased 33% to $3.5 billion due primarily to higher oil prices. In addition, cash provided by operating activities exceeded capital expenditures by approximately $1 billion.

In Scandinavia, pre-tax segmented income increased 91% to $314 million (up from $164 million in 2007) and accounted for 8% of the Company's pre-tax segmented income from continuing operations during 2008. Scandinavia gross sales increased 44% to $1.2 billion, largely the result of increased production and higher oil prices.

Southeast Asia pre-tax segmented income increased 12% to $801 million (up from $715 million in 2007) and contributed 22% to the Company's pre-tax segmented income from continuing operations in 2008. Gross sales of $2.5 billion were 18% higher than 2007 due to the impact of higher commodity prices.

The Other reporting segment contributed 2% ($91 million, down 19% from 2007) to the Company's pre-tax segmented income from continuing operations in 2008. Gross sales increased 28% over 2007 to $560 million principally due to higher oil prices.

Daily Average Production, Before Royalties

Continuing operations	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006

Oil and liquids (mbbls/d)

North America	40	–	40	(5)	42

UK	93	–	93	3	90

Scandinavia	32	14	28	–	28

Southeast Asia	36	(18)	44	(15)	52

Other	16	14	14	8	13

	217	(1)	219	(3)	225

Natural gas (mmcf/d)

North America	838	5	797	2	784

UK	18	20	15	7	14

Scandinavia	19	36	14	–	14

Southeast Asia	334	16	287	(2)	292

	1,209	9	1,113	1	1,104

Continuing operations (mboe/d)	419	3	405	(1)	409

Discontinued operations

North America	3	(82)	17	(48)	33

UK	4	(81)	21	(34)	32

Scandinavia	1	(67)	3	–	3

Other	5	(17)	6	(25)	8

Discontinued operations (mboe/d)	13	(72)	47	(38)	76

Total mboe/d (6 mcf = 1 boe)	432	(4)	452	(7)	485

Natural gas production from continuing operations in North America averaged 838 mmcf/d, with increases in several core areas, reflecting Talisman's successful 2008 drilling program. New wells on production and reduced downtime contributed to increases in Northern Foothills, Monkman and Bigstone. Partially offsetting these increases were natural declines. North America oil and liquids average production from continuing operations was relatively unchanged, with increased Bakken activity offset by reduced NGL recoveries at the Edson gas plant and natural decline rates.

Oil and liquids production from continuing operations in the UK was unchanged from 2007 as production increases from development drilling and new projects, including Tweedsmuir and Blane, both brought on-stream in 2007, were offset by unexpected shutdowns, natural declines and reduced compressor capacity at Claymore for most of the year.

Oil and liquids production from continuing operations in Scandinavia averaged 31,700 bbls/d, a 14% increase from 2007, mainly due to increased production from new wells at Varg, Brage and Gyda, as well as a full year of production from Blane, which was commissioned in September 2007. The increased production was partially offset by natural declines.

Southeast Asia produced 35,800 bbls/d of oil and liquids, a 18% decrease from 2007. Oil and liquids production in Malaysia decreased by 25% to 20,900 bbls/d, mainly due to natural declines and increased water cut. Production in Indonesia increased by 5% to 11,800 bbls/d, as a result of increased NGL production principally associated with a full year of gas sales to West Java and an optimization program at Corridor TAC. Production commenced late November at the Song Doc field in Vietnam.

Natural gas production in Southeast Asia averaged 334 mmcf/d, an increase of 47 mmcf/d from 2007. In Malaysia/Vietnam, natural gas production from PM-3 Commercial Arrangement Area (CAA) was 68 mmcf/d in 2008, up 15% from the previous year due to higher gas nominations and additional Northern Fields gas production, which commenced in mid 2008. During this early production phase several zones produced elevated levels of mercury, which occurs naturally in some of the gas and oil produced from the Malay basin. Mitigation measures are being developed. Natural gas sales in Indonesia increased by 16% to 266 mmcf/d, mainly due to the West Java pipeline being onstream for the entire year.

Oil and liquids production from Other areas averaged 16,000 bbls/d, up 14% from last year. In Algeria, production averaged 15,100 bbls/d, up from 13,200 bbls/d. This was the result of the commissioning of the MLN expansion gas compressor in August 2008. Production from Tunisia averaged 900 bbls/d during the year.

Volumes Produced Into (Sold Out of) Inventory 1

(bbls/d)	2008	2007	2006

UK	(2,001)	330	1,896

Scandinavia	674	(684)	500

Southeast Asia	2,851	(721)	825

Other	3,955	(651)	936

Total – bbls/d	5,479	(1,726)	4,157

Total – mbbls	2,005	(630)	1,517

1.
Includes impact of discontinued operations.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the Daily Average Production, Before Royalties table represent production volumes in the year, which include oil volumes produced into inventory and exclude volumes sold out of inventory. At December 31, 2008, there were 5.1 mmbbls (2007 – 3.1 mmbbls) of inventory, before deduction of royalties.

Company Netbacks 1, 2

December 31	2008	2007	2006

Oil and liquids ($/bbl)

Sales price	96.43	75.00	69.82

Hedging gain (loss)	(0.34)	0.24	(0.21)

Royalties	15.78	11.82	10.97

Transportation	1.09	1.22	1.07

Operating costs	20.21	17.52	14.11

	59.01	44.68	43.46

Natural gas ($/mcf)

Sales price	9.01	6.99	7.20

Hedging gain	–	0.18	0.17

Royalties	1.89	1.39	1.33

Transportation	0.27	0.26	0.25

Operating costs	1.07	1.00	0.87

	5.78	4.52	4.92

Total ($/boe) (6 mcf = 1 boe)

Sales price	76.03	59.57	57.45

Hedging gain (loss)	(0.17)	0.63	0.37

Royalties	13.62	10.19	9.58

Transportation	1.34	1.37	1.28

Operating costs	13.57	12.14	9.98

	47.33	36.50	36.98

1.
Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.

2.
Includes impact of discontinued operations.

During 2008, the Company's average netback was $47.33/boe, 30% higher than in 2007 due to higher commodity prices in 2008, offset by increases in royalties and operating costs.

Commodity Prices and Exchange Rates 1

	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006

Oil and liquids ($/bbl)

North America	85.52	44	59.53	5	56.73

UK	98.35	29	76.47	6	72.11

Scandinavia	99.23	27	78.16	6	73.79

Southeast Asia	97.63	19	82.03	10	74.62

Other	102.51	28	80.37	12	71.65

	96.43	29	75.00	7	69.82

Natural gas ($/mcf)

North America	8.66	26	6.90	(3)	7.12

UK	9.78	36	7.19	(15)	8.50

Scandinavia	7.16	50	4.78	(3)	4.92

Southeast Asia	9.94	36	7.33	5	6.95

	9.01	29	6.99	(3)	7.20

Company $/boe	76.03	28	59.57	4	57.45

Hedging gain (loss) excluded from the above prices

Oil and liquids ($/bbl)	(0.34)		0.24		(0.21)

Natural gas ($/mcf)	–		0.18		0.17

Total $/boe	(0.17)		0.63		0.37

Benchmark prices

WTI (US$/bbl)	99.65	38	72.31	9	66.25

Dated Brent (US$/bbl)	96.99	44	67.13	3	65.15

Tapis (US$/bbl)	98.95	35	73.04	4	69.97

NYMEX (US$/mmbtu)	8.95	29	6.92	(5)	7.26

AECO ($/GJ)	7.71	24	6.20	(6)	6.62

US$/C$ exchange rate	0.94	1	0.93	6	0.88

C$/UK£ exchange rate	1.96	(9)	2.15	3	2.09

1.
Prices exclude gains or losses related to hedging activities and includes the impact of discontinued operations.

Talisman's realized price of $76.03/boe was 28% higher than 2007, principally due to higher commodity prices. World oil prices were volatile during 2008, reaching record highs in the middle part of the year and falling dramatically in the second half of the year. WTI averaged US$99.65/bbl in 2008, up 38% over the 2007 average of US$72.31/bbl. North American natural gas prices increased from 2007 with the NYMEX and AECO benchmark prices up 29% and 24%, respectively. In 2009, management established its 2009 plan assuming a WTI average of US$40/bbl and a NYMEX natural gas average of US$5/mmbtu.

The year over year oil and liquids price increase for the UK, Scandinavia, Southeast Asia and Other is less than the increase in benchmark prices, principally due to the timing of liftings and the timing of shutdowns.

Talisman's average natural gas price in North America increased 26% to $8.66/mcf. Sales from Malaysia/Vietnam, where prices are referenced to the Singapore fuel oil spot market, averaged $6.53/mcf in 2008. Corridor gas production averaged $11.34/mcf, benefiting from 60% of its sales being exchanged for Duri crude oil on an energy equivalence basis with payment in US$.

The Company's average sales prices are before a net hedging loss of $28 million, or $0.17/bbl. The physical and financial commodity price contracts outstanding at the balance sheet date are disclosed in notes 15 and 16 to the Consolidated Financial Statements with additional discussion in the MD&A section entitled 'Derivative Financial Instruments' and 'Commodity Sales Contracts'. The Company's accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1l) to the Consolidated Financial Statements.

More than 97% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues to C$ for reporting purposes.

Royalties 1

	2008		2007		2006
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

North America	18	717	18	528	18	533

UK	–	13	–	4	–	6

Scandinavia	–	–	–	–	–	–

Southeast Asia	43	1,066	40	843	38	797

Other	53	295	42	183	41	133

Corporate average	18	2,091	18	1,558	17	1,469

1.
Includes impact of royalties related to sales volumes.

The corporate royalty expense in 2008 was $2,091 million, an increase of $533 million (34%) from 2007, reflecting increased commodity prices. The Company's royalty rate was unchanged from 2007 at 18%. The increases in Southeast Asia and Other royalty rates were driven principally by increasing commodity prices.

North American royalties presented above are based on the royalty regime in place for the respective years. Pursuant to the new royalty framework in Alberta, royalties paid to the Alberta government in 2009 will be impacted by the cessation of the current Deep Gas Royalty program and the revised royalty calculations, the exact amount of which is dependent on well depth, production rates and commodity prices.

Unit Operating Expenses 1

($/boe)	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006

North America	8.86	14	7.79	12	6.95

UK	27.66	21	22.87	33	17.19

Scandinavia	21.48	(9)	23.64	13	20.89

Southeast Asia	6.24	26	4.96	11	4.47

Other	5.84	16	5.02	1	4.98

	13.57	12	12.14	22	9.98

1.
Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses 1

(millions of C$)	2008	2007	2006

North America	586	497	440

UK	862	796	559

Scandinavia	272	279	252

Southeast Asia	195	169	161

Other	21	28	21

	1,936	1,769	1,433

Pipeline	89	85	75

Total	2,025	1,854	1,508

1.
Includes operating expenses related to sales volumes.

Total operating expenses for the Company during 2008 were $2 billion, an increase of 9% from 2007. On a per unit basis, operating costs increased by 12% to $13.57/boe.

North America operating expenses were 18% higher in 2008 due principally to maintenance costs and increases in processing fees due to increased production volumes.

In 2008, UK operating expenses increased by $66 million, or 8% over 2007, due to higher labour, fuel, repairs and maintenance, and well operations, partially offset by a weakening of the British pound relative to the Canadian dollar.

In Scandinavia, operating expenses decreased by $7 million, or 3% over 2007, as a result of higher maintenance activity in 2007 and the timing of liftings, partially offset by increased processing tariffs due to increased production. The increase in production also contributed to the decrease in unit operating expense.

In Southeast Asia, operating expenses increased by $26 million due to increased maintenance, fuel and mercury management costs in Malaysia, the Corallina riser installation and repair costs in Australia, and the commissioning of the Song Doc field in Vietnam.

Other operating expenses decreased 25% to $21 million due to the timing of liftings.

Unit Depreciation, Depletion and Amortization (DD&A) Expense 1

($/boe)	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006

North America	17.23	5	16.47	11	14.78

UK [2]	20.53	18	17.37	36	12.79

Scandinavia [2]	26.40	13	23.38	33	17.59

Southeast Asia	7.68	5	7.33	19	6.18

Other	6.37	25	5.11	(33)	7.58

	16.41	12	14.71	20	12.22

1.
Includes DD&A expense related to sales volumes from continuing operations.

2.
Excludes impact of DD&A adjustments related to one field in the UK and one field in Scandinavia of $410 million and $90 million, respectively with no proved reserves at December 31, 2008 due to the requirement to use year-end prices to calculate reserves.

Total DD&A Expense 1

(millions of C$)	2008	2007	2006

North America	1,130	1,032	925

UK	1,145	605	431

Scandinavia	421	264	199

Southeast Asia	254	248	224

Other	29	28	34

	2,979	2,177	1,813

1.
Includes DD&A expense related to sales volumes from continuing operations.

The Company's 2008 DD&A expense increased by $802 million, or 37%, to $3 billion, due principally to the write-off of the remaining net book value of two fields with no proved reserves at year-end prices as well as increased production and capital expenditures. In line with the Company's practice of adjusting DD&A expense in the fourth quarter when there is a material change in circumstances, incremental DD&A expense of $84 million was booked to reflect year end reserves associated with other properties.

The DD&A expense in North America increased due to increased production, increased capital expenditures and a change in the production mix.

The increases in the UK and Scandinavian DD&A expense were the result of increased capital expenditures and an increased proportion of production from new fields that have a higher cost base. Additionally, the requirement to use year-end prices to calculate reserves resulted in one property in the UK and one property in Norway having no proved reserves. As a consequence, the net book value of these properties of approximately $410 million in the UK and approximately $90 million in Norway was charged to DD&A. In future periods, these properties will have no DD&A expense unless development capital is incurred, in which case it will be depleted immediately until the properties have proved reserves.

The increase in Southeast Asia DD&A expense was principally the result of increased capital expenditures.

For additional information relating to DD&A, refer to the MD&A section entitled 'Application of Critical Accounting Policies and the Use of Estimates' and to notes 8 and 9 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of C$)	2008	2007	2006

North America	270	371	131

UK	93	104	26

Scandinavia	90	83	11

Southeast Asia	13	48	15

Other	26	1	30

	492	607	213

During 2008, the Company incurred dry hole expense of $492 million, a decrease of $115 million relative to 2007. In the UK, Scandinavia, Southeast Asia and Other, six, four, one and three wells, respectively, were expensed.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At December 31, 2008, $1,121 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2007 – $812 million). The majority of the related wells were drilled in 2008. See note 8 to the Consolidated Financial Statements for further details.

Exploration Expense

(millions of C$)	2008	2007	2006

North America	165	148	168

UK	54	40	24

Scandinavia	50	34	30

Southeast Asia	74	22	22

Other	88	71	69

	431	315	313

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting. Exploration activity increased at Pasangkayu, Sageri and Block 15-2/01 in Southeast Asia and Colombia and the Kurdistan region of northern Iraq in Other.

Corporate and Other

(millions of C$)	2008	2007	2006

General and administrative (G&A) expense	295	223	233

Interest on long-term debt	168	207	165

Capitalized interest	60	83	72

Stock-based compensation (recovery) expense	(73)	(15)	51

(Gain) loss on held-for-trading financial instruments	(1,664)	25	–

Other revenue	146	145	109

Other expense	(183)	34	(37)

G&A expense increased by $72 million relative to 2007, largely as a result of increased labour and pension and benefit costs as well as costs associated with the development and implementation of the Company's new strategy.

Interest on long-term debt was $168 million in 2008, a decrease from $207 million in 2007, mainly as a result of lower debt levels in 2008.

Capitalized interest is associated with the Northern Fields development project, which came on production during the year, the Rev project which came on production in January 2009, as well as the ongoing Yme development project. When the asset is substantially complete interest is no longer capitalized.

The Company's stock option plans provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the approximate share price at the time of surrender. Since the introduction of the cash feature, approximately 97% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares. Such cash payments made by the Company to stock option holders are effectively equal to the stock option expense that has been accrued and thus are deductible by the Company for income tax purposes, making these plans more cost-effective.

The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2008, $73 million was recovered. The Company paid cash of $211 million ($168 million in 2007) to employees in settlement of fully accrued option liabilities for options exercised. Over the course of the year, the average exercise price of all outstanding options increased from $13.21 per share to $15.14 per share, with a total of 64.9 million options outstanding at December 31, 2008. The average exercise price of all outstanding cash units increased from $15.14 per unit to $16.52 per unit, with a total of 9.7 million cash units outstanding at December 31, 2008. See note 13 to the Consolidated Financial Statements. Additional stock-based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units. Since management expects the Company's share price to increase from the closing 2008 price, stock-based compensation expense is likely to be incurred in 2009 and beyond.

The gain on held-for-trading financial instruments includes $489 million of realized gains and $1,126 million of mark-to-market gains related to commodity price derivatives that are not designated as hedges for accounting purposes. These gains were principally the result of falling commodity prices in the fourth quarter of 2008. Additionally, the Company recorded a $54 million mark-to-market gain related to its interest rate swap. See note 15 to the Consolidated Financial Statements.

Other revenue includes pipeline and custom treating tariffs of $124 million in 2008, compared to $112 million in 2007 and $93 million in 2006.

The other expense recovery of $183 million includes net gains arising on the sale of assets of $74 million and foreign exchange gains of $165 million, partially offset by a bad debt provision of $18 million.

Income Taxes

The Company's effective income tax rate for 2008, after deducting PRT, was 33%, compared to 39% in 2007 and 48% in 2006. A number of events in the past three years have affected the Company's effective tax rates, including tax rate increases in the UK and tax rate reductions in Canada.

(millions of C$)	2008	2007	2006

Income from continuing operations before tax	5,128	1,920	2,769

Less PRT

Current	83	262	256

Future	93	(4)	27

	176	258	283

	4,952	1,662	2,486

Income tax expense/(recovery)

Current	1,497	700	671

Future	119	(58)	519

	1,616	642	1,190

Effective income tax rate (%)	33	39	48

In 2008, future tax expense increased by $177 million, due principally to tax on the gains on held-for-trading financial instruments, while current tax increased by $797 million, due principally to increased revenues. In 2007, future tax expense decreased $577 million, principally due to a one-time $325 million charge in 2006 related to the income tax rate increase on petroleum profits from 40% to 50% in the UK.

The decrease in the 2008 normalized effective tax rate results, in part, from an increased proportion of taxable income in lower tax rate jurisdictions, principally related to held-for-trading financial instruments gains in Canada. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains and losses related to inter-company loans and non-C$ denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes. A normalized effective tax rate after removing the impact of tax rate changes and the tax on unrealized foreign exchange losses on foreign denominated debt of $84 million (2007 – $100 million recovery; 2006 – $27 million) is 34% (2007 – 46%; 2006 – 44%). See note 19 to the Consolidated Financial Statements for additional information on the Company's income taxes.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, decreased as a result of decreased volumes and income on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries, where PRT expense of $5 million and $28 million respectively (2007 – $58 million and $26 million respectively) was recorded during 2008.

Capital Expenditures 1, 2

(millions of C$)	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006

North America	2,479	39	1,783	(24)	2,334

UK	733	(39)	1,205	3	1,165

Scandinavia	816	40	584	84	318

Southeast Asia	768	50	512	55	331

Other [3]	175	1	173	5	165

Corporate, IS and Administrative	64	56	41	14	36

Capital expenditures from continuing operations	5,035	17	4,298	(1)	4,349

Acquisitions	452	43	317	55	204

Dispositions	(100)	122	(45)	(62)	(119)

Discontinued operations

Proceeds on disposition	(342)	(76)	(1,432)	90	(753)

Capital expenditures	135	(30)	192	(28)	265

Net capital expenditures	5,180	56	3,330	(16)	3,946

1.
Excludes corporate acquisitions.

2.
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.

3.
Other includes Algeria, Tunisia, Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

During 2008, natural gas continued to be the focus of the Company's capital investment activities in North America, supplemented by low risk oil projects. Of the $2.5 billion of capital expenditures in North America, $1 billion related to development activities and $1.5 billion was spent on exploration, which included approximately $700 million of land purchases. The Company drilled a total of 427 gross (280 net) wells in all properties, of which 169 gross (118 net) wells were drilled in new unconventional plays.

Total capital expenditures in the UK were $733 million, including $188 million for exploration and $545 million for development. Major areas of development activity included the Tweedsmuir, Claymore, Ross and Auk fields. A total of 14 development wells were drilled in 2008, as well as seven exploration wells, two of which were drilled at no cost to Talisman.

In Scandinavia, total expenditures were $816 million comprised of $165 million on exploration and $651 million on development. In addition to project development costs at Yme and Rev of approximately $453 million, 11 development wells were drilled during 2008, as well as five exploration wells, one of which was drilled at no cost to Talisman.

In Southeast Asia, capital expenditures of $768 million included $309 million for exploration and $459 million for development. Malaysia/Vietnam accounted for $592 million, which was principally comprised of the ongoing development of the Northern Fields in PM-3 CAA, exploratory and appraisal drilling in Vietnam and the commissioning of Song Doc. Talisman participated in 71 development wells and nine exploration wells in Southeast Asia during 2008.

Capital expenditures in Other included $11 million for exploration and $15 million for development in North Africa, with Talisman participating in two development and three exploration wells in Tunisia, and four development wells in Algeria. During 2008, Talisman spent $149 million on exploration activities in the rest of the world, including $36 million in Colombia, $20 million in Peru, $20 million in Qatar and $23 million in the Kurdistan region of northern Iraq. The Company participated in one exploration well in Qatar, while wells in Colombia, Peru and the Kurdistan region of northern Iraq were drilling over year end.

Information related to details and funding of the planned 2009 capital expenditures program is included in the 'Outlook for 2009' section of this MD&A.

discontinued operations

In accordance with Canadian GAAP, Talisman is required to report separately the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold. Comparative results have been restated to reflect the impact of operations that have been classified as discontinued since December 31, 2007. See note 3 to the Consolidated Financial Statements.

In line with the new strategic framework to exit non-strategic areas, Talisman continues to rationalize its portfolio of assets.

In 2008, Talisman completed the sales of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million, and assets in Denmark for proceeds of $95 million, resulting in an after tax write-down of these assets of $46 million.

Talisman has entered into an agreement to sell assets in southeast Saskatchewan for proceeds of $720 million. These assets will be included in discontinued operations effective the first quarter of 2009. The sale is currently expected to be completed in the second quarter of 2009.

In 2008, Talisman entered into an agreement to sell oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration. The sale is expected to close in the first quarter of 2009.

In 2008, Talisman entered into an agreement to sell its assets in the Netherlands. The sale had an effective date of January 1, 2008 and closed in January 2009 for proceeds of approximately $600 million.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after tax write-down of these assets of $32 million. The transaction closed in 2008 and additional after tax write-downs of $32 million were recorded.

Talisman is currently negotiating the potential sale of assets in Trinidad and Tobago. The operating results of these interests and exploration licences that have previously been relinquished are included in the results of discontinued operations.

Talisman has entered into an agreement to sell a 10% share of the Yme field offshore development. These non-producing assets are included in discontinued operations, resulting in an after tax write-down of $8 million. The transaction is expected to be completed in the second quarter of 2009.

Further planned asset dispositions in the UK have been delayed pending the recovery of commodity prices. These assets will be included in discontinued operations if agreements to sell the assets are reached.

Details of the results and production of discontinued operations are presented in the tables below:

Results of Discontinued Operations

	Year ended December 31

	North America			UK			Scandinavia			Other			Total

(millions of C$)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Income (loss) from discontinued operations, net of tax	12	80	150	32	111	188	20	(7)	11	50	(10)	4	114	174	353

Gain (loss) on disposition of assets, net of tax	119	581	147	4	303	209	(54)	–	–	–	–	–	69	884	356

Net income from discontinued operations	131	661	297	36	414	397	(34)	(7)	11	50	(10)	4	183	1,058	709

Daily Average Production Volumes of Discontinued Operations

	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006

North America

oil and liquids (mbbls/d)	0.1	(97)	3.7	(68)	11.6

natural gas (mmcf/d)	18	(77)	79	(37)	126

UK

oil and liquids (mbbls/d)	1.0	(89)	8.7	(33)	13.0

natural gas (mmcf/d)	20	(73)	73	(35)	112

Scandinavia

oil and liquids (mbbls/d)	1.2	(54)	2.6	(19)	3.2

Other

oil and liquids (mbbls/d)	4.8	(25)	6.4	(24)	8.4

Total discontinued operations (mboe/d)	13.4	(72)	46.7	(38)	75.9

Of the 13.4 mboe/d of production from discontinued operations in 2008, 4.3 mboe/d represents production from asset sales that closed in the year, while 9.1 mboe/d represents production from asset sales that closed or are expected to close in 2009.

reserves replacement

Reserve additions were more than offset by the impact of price and other revisions, resulting in a decline in gross proved reserves of 41 mmboe, compared to production of 158 mmboe. Under existing SEC rules, the Company is required to use year-end prices to determine year-end reserves. Talisman added 118 mmboe of gross proved reserves in 2008 through drilling and positive non-price revisions, replacing 75% of 2008 production. Price-related revisions decreased gross proved reserves by 159 mmboe, principally related to the Company's UK operations. The SEC has announced new reserves disclosure requirements, including an average pricing methodology, which is expected to be applied to 2009 year-end reserves disclosures.

Talisman added 55 mmbbls of gross proved oil and liquids reserves through drilling and positive non-price revisions. Gross proved oil and liquids reserves declined 205 mmbbls due principally to 159 mmbbls of price related revisions, mainly in the UK. International reserve additions are dependent on the timing of project approvals and drilling results. In the year, the Company made progress towards approving development projects in Southeast Asia, the reserves of which will be booked in the event the projects are sanctioned in 2009. The UK (40%) and North America (28%) account for the majority of Talisman's year-end oil and liquids reserves. These are predominantly high quality crude oil and NGLs.

Talisman added 378 bcf through drilling and non-price revisions. In North America, the Company replaced production of 313 bcf through discoveries, extensions and additions and net revisions. Talisman's North American gross natural gas reserves were 2.6 tcf at year-end, down 2% from the previous year due to dispositions of 65 bcf. At year-end, proved unconventional reserves accounted for about 11% of gross North American natural gas reserves. Talisman's gross proved international natural gas reserves at year-end were 2.7 tcf, down 4% from the previous year. International reserves accounted for 50% of the Company's total proved natural gas reserves, with Southeast Asia constituting 43% of total worldwide gross proved natural gas reserves.

Total gross proved	Oil & natural gas liquids (mmbbls)	Natural gas (bcf)	boe (mm)

At December 31, 2007	749.3	5,464.2	1,659.8

Discoveries, extensions and additions	36.9	395.3	102.8

Net dispositions	(19.2)	(47.2)	(27.0)

Price revisions	(157.0)	(13.5)	(159.0)

Other revisions	16.2	(4.1)	15.5

Production	(81.7)	(456.3)	(157.8)

At December 31, 2008	544.5	5,338.4	1,434.3

The Company uses reserves replacement ratios as an indicator of its ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning, property acquisitions and year-end prices. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The above noted proved reserves replacement ratio of 75% was calculated by dividing the sum of changes (other revisions, discoveries, extensions and additions) to estimated gross proved oil and gas reserves during 2008 by the Company's 2008 gross production. Under 'Highlights' the proved reserves replacement ratio of (26%) is calculated in a similar manner, incorporating price revisions into changes to gross proved oil and gas reserves. The proved reserves replacement ratio of (43%) further incorporates net dispositions into changes to gross proved oil and gas reserves.

liquidity and capital resources

Talisman's long-term debt at December 31, 2008 was $4 billion ($3.9 billion, net of cash), down from $4.9 billion ($4.3 billion, net of cash) at December 31, 2007. During the year, the Company repaid $935 million of long-term debt net of cash, which was partially offset by a currency translation effect that increased long-term debt net of cash by $581 million, since the majority of the Company's debt is denominated in US$ which strengthened relative to the C$. During 2008, the Company generated $6.2 billion of cash provided by operating activities, spent $5.5 billion on capital expenditures and strategic initiatives, paid dividends of $204 million and purchased $68 million of Talisman shares in connection with a new employee performance-based incentive program.

Talisman plans to preserve financial flexibility by funding its ongoing capital program with cash flow from operating activities and proceeds from dispositions, and by continuing to focus on efficiency and cost reduction initiatives. The Company has flexibility in its capital program. In response to decreases in commodity prices, the Company reduced its planned 2009 capital program from $5.8 billion to $4 billion (including non-cash capital leases), as referenced in its news release of January 13, 2009.

The Company has an active hedging program that partially protects 2009 cash flow from the effect of declining commodity prices. See the 'Risk Management' section of this MD&A.

The majority of the Company's debt matures subsequent to 2010, with approximately $186 million maturing in 2009 and $12 million in 2010. The Company has the ability and intention to replace this debt with long-term borrowings under its bank credit facilities. The Company is in compliance with all of its debt covenants.

At December 31, 2008 the Company had $576 million drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Two ratios that the Company uses to measure its financial strength are the debt-to-debt plus equity ratio, and debt-to-cash provided by operating activities ratio. At December 31, long-term debt-to-long-term debt plus shareholders' equity was 26%. For the year ended December 31, 2008, the long-term debt-to-cash provided by operating activities ratio was 0.65:1.

While the current financial crisis may result in an increase in the incidence of bad debts, Talisman continually assesses the quality of its accounts receivable and currently does not have reason to change its overall assessment of the collectibility of accounts receivable. At the balance sheet date, the Company had provided $20 million in respect of amounts where collectibility is considered doubtful.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. At this time, Talisman expects that the counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. Substantially all of the Company's trade accounts receivable at December 31, 2008 were current and the largest single counterparty exposure, accounting for 18% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure increased significantly during the fourth quarter of 2008 due to the decline in commodity prices. The Company diversifies its derivative counterparty exposure but the majority of the exposure at December 31, 2008 was with two counterparties that have received investment from the US Government through its Troubled Assets Relief Program (TARP).

The Company utilizes letters of credit largely pursuant to uncommitted letter of credit facilities. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. At December 31, 2008, letters of credit totaling $884 million had been issued. The balance of outstanding letters of credit increased to $1.1 billion on January 1, 2009.

Talisman's investment grade senior unsecured long-term debt credit ratings from DBRS, Moody's and S&P are BBB (high), Baa2 (negative outlook) and BBB, respectively.

On April 9, 2008, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market. The Company's ability to issue debt under these filings is dependent on market conditions.

In October 2008, the Company renewed its Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12-month period commencing October 23, 2008 and ending October 22, 2009. Shareholders may obtain a copy of the Company's notice of intention to make a normal course issuer bid free of charge by emailing the Company at tlm@talisman-energy.com. During the year ended December 31, 2008, Talisman did not repurchase any common shares of the Company under its NCIB.

At December 31, 2008, the Company had current assets of $2.9 billion and current liabilities of $2.8 billion, including assets and liabilities of discontinued operations. Working capital movements are difficult to predict, but the Company anticipates substantial decreases in both current assets and current liabilities during 2009, assuming a US$40/bbl WTI oil price and a US$5/mmbtu NYMEX natural gas price.

Common share dividends were paid in 2008 for a total of $204 million (2007 – $180 million) at an aggregate of $0.20/share (2007 – $0.175/share). The Company's dividend is determined semi-annually by the Board of Directors.

At December 31, 2008, there were 1,015 million common shares outstanding, down from 1,019 million at December 31, 2007. Subsequent to December 31, 2008, 68,625 shares were issued pursuant to the exercise of stock options, resulting in 1,015 million common shares being outstanding at February 27, 2009.

At December 31, 2008, there were 64,877,521 stock options and 9,723,082 cash units outstanding. Subsequent to December 31, 305,090 stock options were exercised for cash, 68,625 were exercised for shares, 206,370 were granted, 94,813 were cancelled, and 22,650 expired with 64,592,713 outstanding at February 27, 2009. Subsequent to December 31, 2008, nil cash units were exercised, 22,610 were granted and 47,827 were cancelled with 9,697,865 outstanding at February 27, 2009.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 10 and 13 to the Consolidated Financial Statements.

sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company's financial performance for 2009 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$40/bbl, a NYMEX natural gas price of US$5/mmbtu and exchange rates of US$0.75=C$1 and UK£1=C$2.

(millions of C$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	30	90

Natural gas – 60 mmcf/d	15	70

Price changes [1]

Oil – US$1/bbl	50	70

Natural gas: (North America) [2] – US$0.10/mcf	15	20

Exchange rate changes

US$/C$ decreased by US$0.01	30	45

C$/UK£ increase by C$0.02	(10)	–

1.
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivatives terms in the 'Risk Management' section of this MD&A, and note 15 to the Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK and Scandinavia is not material. The natural gas price in Malaysia, Vietnam and most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil.

commitments and off-balance sheet arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's debt repayment obligations and significant commitments can be found in notes 10 and 16 to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

The following table includes the Company's gross long-term debt, stock options and cash units and other expected future payment commitments as at December 31, 2008 and estimated timing of such payments:

			Payments due by period 1, [2] ($ millions)

Commitments	Recognized in financial statements	Total	Less than 1 year	1-3 years	3-5 years	> 5 years

Gross long-term debt	Yes – Liability	4,000	186	362	576	2,876

Abandonment obligations [3]	Yes – Partially accrued as liability	4,924	34	133	109	4,648

Office leases	No	212	41	75	53	43

Ocean-going vessel leases	Yes – Partially accrued as liability	622	285	215	114	8

Transportation and processing commitments	No	1,318	203	359	271	485

Minimum work commitments [4]	No	627	244	379	4	–

Other service contracts	No	2,357	1,046	991	220	100

Stock-based compensation [5]	Yes – Partially accrued as liability	93	93	–	–	–

Total		14,153	2,132	2,514	1,347	8,160

1.
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2.
Payments denominated in foreign currencies have been translated at the December 31, 2008 exchange rate.

3.
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4.
Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.

5.
The liability for stock-based compensation recognized on the balance sheet is based on the Company's year-end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

risk management

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities at fixed or collared prices, and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2008, including their respective fair values, are detailed in notes 15 and 16 to the Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges. Additionally, in 2008, the Company no longer designated its interest rate swap as a fair value hedge. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

As of February 27, 2009, fixed price oil and natural gas swaps, natural gas collars and oil put options were in place for approximately 34% of the Company's 2009 estimated production.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2008, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling

AECO natural gas collars	Apr-Oct 2009	9,482 mcf/d	C$6.33/6.76/mcf

WTI and Dated Brent crude oil put options	Jan-Mar 2009	115,000 bbls/d	US$90.00/bbl

AECO natural gas put options	Jan-Dec 2009	222,827 mcf/d	C$6.33/mcf

Dated Brent and WTI crude oil collars	Apr-Dec 2009	51,000 bbls/d	US$89.58/126.16/bbl

ICE natural gas swaps	Jan 2009-Jun 2011	20,169 mcf/d	C$7.17/mcf

Further details of contracts outstanding are presented in note 15 to the Consolidated Financial Statements.

During 2008, Talisman recorded an after tax gain on held-for-trading commodity derivatives of $1,206 million (2007 – $33 million after tax loss), comprising unrealized gains on held-for-trading commodity price derivatives of $841 million and cash settlements of $365 million.

Dated Brent commodity price derivative contracts inherited through the acquisition of Paladin Resources plc in 2005 were designated as hedges for accounting purposes until their expiry on December 31, 2008. During the year ended December 31, 2008, Talisman recorded net hedging losses on such commodity-based derivative financial instruments of $28 million (2007 – net gains of $104 million; 2006 – net gains of $66 million).

Subsequent to year-end and up to and including February 27, 2009, Talisman entered into additional derivative oil price contracts for 25,000 bbls/d of production. These contracts are in place for the period from April 1, 2009 to December 31, 2009, with an average floor and ceiling price of US$43.44 and US$50.23, respectively.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following natural gas commodity contracts outstanding at December 31, 2008:

Contract	Term	Average volume	Average price or floor/ceiling

AECO index swaps	Jan 2009-Dec 2011	3,671 mcf/d	C$3.57/mcf

AECO index swaps	Apr-Oct 2009	56,892 mcf/d	C$6.41/mcf

AECO index collars	Apr-Oct 2009	85,338 mcf/d	C$6.34/6.98/mcf

The Company entered into the following natural gas commodity contracts during the period from January 1, 2009 to February 27, 2009:

Contract	Term	Average volume	Average price or floor/ceiling

AECO index collars	Apr-Oct 2009	18,964 mcf/d	C$6.33/6.95/mcf

AECO index collars	Nov-Dec 2009	90,081 mcf/d	C$6.33/7.20/mcf

AECO index swaps	Apr-Oct 2009	9,482 mcf/d	C$6.49/mcf

AECO index swaps	Nov-Dec 2009	14,223 mcf/d	C$6.33/mcf

AECO index swaps	Jan-Dec 2010	14,223 mcf/d	C$6.33/mcf

AECO index collars	Jan-Dec 2010	175,420 mcf/d	C$6.33/7.55/mcf

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex, the majority of natural gas sales are exchanged for crude oil on an energy equivalent basis. The minimum volume commitment under this contract is 258 bcf over the remaining 13 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is 280 bcf over the remaining 15 year life of the contract. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is 764 bcf over the remaining 15 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia, ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

Currently the Company anticipates having sufficient production to meet all future delivery requirements.

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million. The cross currency swap is designated as a cash flow hedge.

summary of quarterly results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

(millions of C$, unless otherwise stated)		Three months ended

	Total Year	Dec. 31 [1]	Sept. 30 [1]	Jun. 30 [1]	Mar. 31 [1]

2008

Gross sales	11,779	2,200	3,396	3,783	2,400

Total revenue	9,806	1,853	2,818	3,083	2,052

Net income from continuing operations	3,336	1,197	1,419	280	440

Net income	3,519	1,202	1,425	426	466

Per common share ($)

Net income from continuing operations	3.28	1.18	1.40	0.27	0.43

Diluted net income from continuing operations [2]	3.23	1.17	1.38	0.25	0.42

Net income	3.46	1.18	1.40	0.42	0.46

Diluted net income [2]	3.40	1.17	1.38	0.41	0.45

Daily average production

Oil and liquids (bbls/d) [3]	216,544	222,132	225,687	211,219	207,013

Natural gas (mmcf/d)	1,209	1,201	1,250	1,227	1,159

Continuing operations (mboe/d)	419	422	434	416	400

Discontinued operations (mboe/d)	13	10	9	16	19

Total (mboe/d)	432	432	443	432	419

2007

Gross sales	8,861	2,355	2,215	2,179	2,112

Total revenue	7,552	1,993	1,866	1,858	1,835

Net income from continuing operations	1,020	297	231	294	198

Net income	2,078	656	352	550	520

Per common share ($)

Net income from continuing operations	0.99	0.29	0.23	0.28	0.19

Diluted net income from continuing operations [2]	0.97	0.29	0.22	0.28	0.18

Net income	2.01	0.64	0.35	0.53	0.49

Diluted net income [2]	1.97	0.63	0.34	0.52	0.48

Daily average production

Oil and liquids (bbls/d) [3]	219,250	218,002	208,717	221,339	229,162

Natural gas (mmcf/d)	1,113	1,158	1,118	1,067	1,112

Continuing operations (mboe/d)	405	411	395	399	414

Discontinued operations (mboe/d)	47	35	46	51	56

Total (mboe/d)	452	446	441	450	470

1.
Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.

2.
Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since the introduction of the cash feature in the Company's Employee Stock Option Plan, only approximately 3% of stock options have been exercised for common shares and, therefore, the dilution was insignificant.

3.
Includes oil volumes produced into, and excludes oil volumes (sold out of) inventory for the years ended December 31, 2008 and 2007 of (5,479) bbls/d and 1,726 bbls/d, respectively.

During the fourth quarter of 2008, gross sales decreased by $155 million over the fourth quarter of 2007 as the impact of lower realized oil and gas prices more than offset increased production from continuing operations. Net income from continuing operations in the fourth quarter increased by $900 million from the same period in 2007 as the gain on held-for-trading financial instruments and decreased dry hole costs more than offset the decrease in revenue and increase in operating, general and administrative, DD&A and exploration costs.

Also, during the fourth quarter of 2008, the Company:

•
achieved first oil production at the Song Doc field in Vietnam;

•
maintained its commitment to unconventional gas activity in North America by adding unconventional land acreage;

•
entered into an agreement to sell certain assets in North America, the operating results of which are included in the results of discontinued operations, in addition to closing the sale of the Beatrice asset in the UK;

•
recorded additional DD&A expense in the UK and Norway of $410 million and $90 million respectively in respect of properties having no proved reserves at year-end prices; and

•
realized year-over-year oil and liquids price increases for the UK, Scandinavia, Southeast Asia and Other that were less than the increase in benchmark prices, principally due to timing of liftings and timing of shutdowns.

outlook for 2009

Talisman expects production to average approximately 430,000 boe/d in 2009, which is essentially unchanged from total 2008 production. Capital expenditures are expected to be approximately $4.0 billion, including approximately $400 million of capitalized leases. The Company plans to finance the capital expenditure program through use of cash provided by operating activities and the proceeds of divestments.

North America

As part of the 2008 strategic review, Talisman decided to substantially increase its investment in unconventional natural gas. A total of 169 gross (118 net) unconventional wells were drilled in new areas in 2008. The Company is continuing pilot programs in a number of areas and moving to development of others. The Company also made significant additions to its already sizable unconventional land base in 2008.

Talisman plans to spend $1.2 billion in North America in 2009, focusing on projects in areas where the Company has a large opportunity base. Approximately 80% of spending will be on unconventional properties, with the majority allocated to development of the Pennsylvania Marcellus Shale and continued piloting and development of the Montney area. Spending on conventional assets in North America will be limited to existing commitments on these properties.

UK

In the UK planned expenditures in 2009 are $750 million. Talisman's objective in the UK is to hold production flat and continue the UK as a free cash flow generator. Talisman plans development spending of $560 million, a reduction of 20% relative to 2008, including drilling and completing two wells at Auk North, detailed engineering on the Auk South project and commencing the Burghley project. In total, seven new development wells are expected to be drilled in 2009.

Scandinavia

In Scandinavia, planned expenditures in 2009 are $630 million, excluding a non-cash capitalized lease of $270 million. Of this, approximately $340 million will be spent on Yme development and approximately $120 million on exploration. Talisman's development program in Norway includes 13 development wells, nine of which are operated. Seven wells are planned on Yme and two wells each on the Brage and Gyda fields.

Southeast Asia

In Southeast Asia, the Company plans to leverage its successful track record in Malaysia and Indonesia and plans to spend approximately $730 million in 2009, excluding a non-cash capitalized lease of $120 million for an FSO in Northern Fields. The majority of spending will be on development drilling in the Northern Fields in Malaysia, where the Company expects to drill approximately 16 oil and gas wells, and on the continued appraisal and development of Block 15-2/01 in Vietnam, with one appraisal/development well in the basement structure and two exploration wells to test additional prospects.

In Malaysia, Talisman will progress Northern Fields development to first oil at the end of the first quarter of 2009. In Vietnam, sanctioning of the development of the Hai Su Trang field and for the Hai Su Den early production scheme is expected in 2009, with first production anticipated in 2012. In Indonesia, the Company expects first production from the Tangguh LNG Project in the first quarter of 2009 and will continue to pursue the sanctioning of Suban Phase 3 in the Corridor PSC for first gas sales in 2013. In addition, Talisman will continue to evaluate exploration opportunities in existing Joint Study Agreement blocks.

In Australia, the Laminaria riser and flowlines, as well as Corallina flowlines, will be replaced in the first half of 2009.

Other

Capital expenditures on development is expected to be slightly lower than in 2008 in Algeria and Tunisia.

In North Africa, capital spending is expected to be $66 million for 2009. The El Merk development project was sanctioned in the first quarter of 2009. Development drilling will commence in the second quarter of 2009 and first oil is planned for the first quarter of 2012. At the Ourhoud field, a continuous development drilling program is planned through to mid-2010.

Exploration

Talisman's global exploration strategy is to deliver organic growth to the Company by defining new exploration opportunities within the current asset base and identifying potential future core production areas. Excluding North America, exploration spending in 2009 is budgeted at approximately $660 million. Key wells planned include Grevling in Norway, Situche Centrale in Peru, Huron-1 in Colombia and a second well in the exploration program in the Kurdistan region of northern Iraq.

In Southeast Asia, Talisman will complete the exploration and appraisal program in Block 15-2/01 in Vietnam as well as progress the evaluation of Pasangkayu and Sageri in Indonesia with a view to commencing a drilling program in late 2010. The Company has recently completed the seismic acquisition in the two Joint Study Agreement blocks awarded in 2008 and will continue to evaluate these blocks in 2009.

In the UK Talisman plans to spend $190 million on exploration, which includes the drilling of four operated wells, including two wells to follow-up on the Cayley discovery.

In Scandinavia approximately $120 million is planned to be spent on exploration activities, which includes the participation in six wells, two of which will be drilled at no cost to Talisman.

In South America, Talisman is evaluating an earlier discovery in Block 64 in Peru. In Colombia, the Company will continue drilling operations of the Huron-1 well in the Niscota Block, drill an additional well in El Caucho and progress the evaluation of the recently awarded blocks.

In the Kurdistan region of northern Iraq Talisman will drill the second of a three-well commitment and acquire additional seismic over Block K39.

internal control over financial reporting and disclosure controls and procedures

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the United States Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as of December 31, 2008, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

No changes were made in the Company's internal control over financial reporting during the fiscal year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators and the United States Securities and Exchange Commission (SEC) under the Exchange Act, is recorded, processed, summarized and reported within the time periods required.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that, while the Company's Chief Executive Officer and Chief Financial Officer believe the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

application of critical accounting policies and the use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property, plant and equipment, asset retirement obligations (ARO) and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of the accounting for an oil and gas company, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data become available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year-end commodity prices with a cost profile based on current operations. Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's property, plant and equipment, asset and goodwill impairments and the provision for future asset retirement obligations. During the fourth quarter of 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million respectively in respect of properties having no proved reserves at year-end prices.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's property, plant and equipment is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

As outlined in the Company's DD&A accounting policy and property, plant and equipment notes (notes 1(d), 1(e) and 8 to the Consolidated Financial Statements), $5.1 billion (2007 – $3.5 billion) of the Company's property, plant and equipment is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of individually material land purchases ($1 billion) which will either be transferred to the depletable base when proved or written off if unsuccessful, development projects which will be amortized when production commences ($2.1 billion), the costs of acquired unproved reserves ($0.9 billion) and incomplete drilling activities, including those wells under evaluation or awaiting infrastructure ($1.1 billion). Uncertainty exists with the treatment of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells is determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserves base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the property, plant and equipment balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value.

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. There have been no changes to the number of reporting units or the manner in which goodwill is allocated to the reporting units during the year. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carrying value.

Potential asset impairment calculations require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. During the year ended December 31, 2008, an impairment expense of $4 million was recorded (2007 – $9 million; 2006 – $nil).

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

Goodwill, as determined by the purchase price allocation method, represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 23 to the Consolidated Financial Statements.

In 2008, Talisman acquired all of the outstanding shares of RSX Energy Inc., a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and the assumption of $6 million of long-term debt. The acquisition was accounted for using the purchase method.

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years following which Talisman has the option to enter into a production sharing contract as operator of the block with a 60% working interest.

In 2008, Talisman completed a number of minor oil and gas property acquisitions in North America for a total cost of $71 million, comprising cash of $69 million, and properties exchanged of $2 million.

In 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million comprising $213 million in cash and the assumption of $67 million of long-term debt. The acquisition was accounted for using the purchase method.

In 2007, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $40 million, comprising cash of $54 million and working capital assumed of $(17) million and properties exchanged of $3 million.

In 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million. These acquisitions included oil and gas properties in North America, $17 million; UK, $184 million and Scandinavia, $3 million. The fair value of net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million, and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Net changes to the discounted ARO relate to the following: as at December 31, 2008, an increase of $9 million, $47 million, $33 million and $8 million in North America, the UK, Southeast Asia and the rest of the world, respectively, as well as a decrease of $30 million in Scandinavia; and as at December 31, 2007, an increase of $104 million, $67 million and $47 million, in Scandinavia, North America and Southeast Asia, respectively, as well as a decrease of $202 million in the UK and an increase of $2 million for the rest of the world related to changes in cost estimates. The total undiscounted abandonment liability is estimated at $4.9 billion (2007 – $4.4 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice.

Under Canadian GAAP, the fair value of the Company's ARO has been recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. At December 31, 2008, the discounted fair value of the Company's ARO liability is $2.1 billion, (2007 – $1.9 billion). As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $87 million.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1i) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs. However, the Company's operations in the UK, Canada and Norway are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK£, C$ and Norwegian kroner (NOK), respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.

The Eurobond debt, denominated in UK£, and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

Production Sharing Contractual Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts (PSCs). Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 1(l) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheet, with unrealized changes in fair value recorded in income or other comprehensive income. Realized gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Impact of the Global Financial Crisis on Critical Accounting Policies and Estimates

The most significant impacts of the current market conditions on the Company's critical accounting policies and significant estimates have been as follows:

•
increased risk of customers or counterparties defaulting on amounts owing. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to credit worthiness. Talisman has a broad customer base which helps minimize counterparty exposure, and regularly reviews accounts receivable balances to ensure that doubtful accounts have been provided for. In addition, the Company diversifies its derivative counterparty exposure and the majority of its exposure at December 31, 2008 was with two counterparties that have received investment from the US Government through the TARP.

•
changes in estimates resulting from the decline in commodity prices, in particular:

•
the fair value of Talisman's commodity derivative financial instruments, described in the 'Risk Management' section of this MD&A, has increased as commodity prices have fallen. The Company has considered counterparty credit risk into its determination of the fair value;

•
the estimate of DD&A expense is dependent on the assessment of proved reserves which, in turn, is impacted by the year-end commodity price (under current SEC rules, which are to be amended for purposes of 2009 year-end reporting). The Company recorded additional DD&A expense in the fourth quarter of 2008 as a result of two of its properties having no year-end reserves and declines in proved reserves in other properties;

  •
  goodwill and asset impairment calculations require management to make assumptions about future cash flows that are dependent on future commodity prices. The calculations were performed using management's current commodity price assumptions, which resulted in an impairment charge of $4 million being recorded in 2008.

•
changes in discount rates, in particular the discount rates used to calculate the fair value of accrued pension and other benefit obligations and the fair value of new ARO liabilities have increased as a result of a general market increase in credit spreads.

new canadian accounting pronouncements

Financial Instruments Presentation and Disclosure

Effective January 1, 2008, Talisman adopted the new CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation, since the new standard carries forward the existing presentation requirements.

Inventories

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman retrospectively adopted the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this abstract did not have a material impact on Talisman's financial position.

Goodwill and Intangible Assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064), which will be effective for Talisman's 2009 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

Business Combinations

In January 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

new us accounting pronouncements

Fair Value Measurement

During the year, Talisman adopted Statement 157, 'Fair Value Measurements' for financial and non-financial assets and liabilities that are measured at fair value on a recurring basis. Statement 157 defines fair value, establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Statement 157 did not have a material impact on Talisman's results or financial position. The additional disclosure required by Statement 157 is presented in note 15 to the Consolidated Financial Statements.

Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Statement 158, 'Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans'. The adoption of the measurement provisions of Statement 158 during 2008 did not have an impact on Talisman's results or financial position.

In December 2008, the FASB issued Staff Position FSP FAS 132R-1, 'Employers' Disclosures about Post-Retirement Benefit Plans Assets' which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. This staff position will be effective for Talisman's 2009 reporting.

Fair Value Option

In February 2007, the FASB issued Statement 159, 'The Fair Value Option for Financial Assets and Financial Liabilities', which provides an option to report eligible financial assets and liabilities at fair value effective January 1, 2008, with changes in fair value recognized in net income. Upon adoption, the first re-measurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. Talisman has elected not to report eligible assets and liabilities at their fair value.

Business Combinations

In December 2007, the FASB issued Statement 141R, 'Business Combinations', which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement 161, 'Disclosures about Derivative Instruments and Hedging Activities', which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement will be effective for Talisman's 2009 reporting.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued Statement 162, 'The Hierarchy of Generally Accepted Accounting Principles', which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of entities that are presented in conformity with US GAAP. This statement will be effective for Talisman following the SEC's approval of the PCAOB's amendments to existing guidance, and its adoption is not expected to have a material impact on the Company.

new regulatory developments

On December 29, 2008, the SEC announced that it had approved amendments to modernize its oil and gas reporting requirements. These new rules are expected to be effective for fiscal years ending on or after December 31, 2009. The new rules will permit the use of new technologies to determine proved reserves, if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. As a result of the changes companies will be permitted to disclose information on probable and possible reserves. The new rules will require companies to report the independence and qualifications of reserves preparer or auditor, and report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices.

international financial reporting standards (IFRS)

In early 2008, the AcSB confirmed that IFRS will be adopted as Canadian GAAP to be applied to interim and annual reporting by publicly accountable enterprises, effective for January 1, 2011, including the compilation of comparatives for 2010.

Talisman has assembled a dedicated project team to review the impact of IFRS adoption, and to identify changes required to existing accounting policies and practices with the objective of enabling the Company to become IFRS compliant by 2011. This team reports regularly to a steering committee and regularly reports to senior management and the Audit Committee. The project team has developed an IFRS changeover plan and work therein has commenced. Under Phase I of the plan – to gather data, assess impacts and develop plans for conversion – a diagnostic report has been completed that identifies the high level differences between existing Canadian GAAP and IFRS. The project team is utilizing the results of the diagnostic report to undertake prioritized assessments and analyze the potential impact to accounting and other related processes and procedures, people and systems, and will be recommending to senior management and the Audit Committee appropriate accounting policies under IFRS. Once IFRS accounting policies have been selected, work will then focus on the development of plans for Phase II conversion. Phase I of the project is expected to be completed by December 31, 2009.

Talisman is monitoring the development of standards issued by the International Accounting Standards and the AcSB, as well as regulatory pronouncements issued by the Canadian Securities Administrators and the US Securities Exchange Commission, which may affect the timing, nature or disclosure of the Company's adoption of IFRS. In addition, Talisman is monitoring the development of guidance on how to apply IFRS to oil and gas exploration and development activities as prepared by a committee of the Canadian Association of Petroleum Producers, which is expected to be finalized in March 2009. Finally, the Company will also be monitoring the IFRS adoption efforts of its peers and considering impacts, if any, to Talisman's changeover plan.

The global financial crisis has not impacted Talisman's plans for conversion to IFRS.

risk factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of unconventional plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. In addition, Algeria and Iraq are members of OPEC. Talisman's operations in these countries may, therefore, be impacted by the application of OPEC quotas. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Liquidity

The oil and gas industry is a capital intensive business. The Company may need to raise capital from time to time to fully execute its strategy, continue future drilling programs and take advantage of other business opportunities. The Company also relies on financial institutions to provide security in the form of letters of credit, most of which are provided to cover the costs of future dismantlement, site restoration and abandonment obligations in the UK. Letter of credit requirements in the UK are based on a number of factors. An increase in the estimated future cost of site restoration, a fall in commodity prices, a fall in the discount rate, or an increase in the value of the British pound may cause the Company's letter of credit requirements to increase, while a decrease in the estimated future cost of site restoration, an increase in commodity prices, a rise in the discount rate, or a decrease in the value of the British pound may cause the Company's letter of credit requirements to decrease. As at the date of this MD&A, as a result of the global financial situation, there has been a significant reduction in the availability of credit and letters of credit and a significant increase in the cost of credit. There can be no assurance that the Company will be able to raise the necessary capital through the bank markets or capital markets nor that the Company will be able to obtain the necessary letters of credit. While the Company may have access to other financing options, including the issuance of private debt or equity, the terms of the financing options may not be acceptable to the Company.

Project Completions Risk

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; the need for government approvals and permits; and regulatory matters. Talisman utilizes materials and services, which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Unconventional Program

The Company's strategy involves the development of an unconventional gas program in North America. The development of the unconventional gas program is dependent on the availability funding, the ability to find and retain skilled employees, the ability to procure the necessary materials, and is subject to technical risk. Should the unconventional gas program fail to result in significant production, the Company may amend its strategy to minimize the impact on the Company's results of operations and financial condition.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Government Regulations

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy.

Governments may also amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean-up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for asset retirement obligations in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas (GHG) emissions reduction legislation. Current GHG emissions reduction legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in other jurisdictions, which currently do not have GHG emissions reduction legislation or where GHG emissions reduction legislation is being developed. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In Canada, the federal government released the Regulatory Framework for Air Emissions (the Framework) in April 2007. The Framework requires intensity-based reduction targets for GHG emissions. The detailed air emissions regulations have not yet been released. Talisman continues to engage in consultations with the federal government regarding the detailed regulations. It is likely that any mandated reduction in GHG emissions will result in increased compliance costs.

Starting in July 2007, Alberta's Climate Change and Emissions Management Act (the Act) requires facilities that emit more than 100,000 tonnes of GHG a year to reduce their emissions intensity by 12% from a 2003 to 2005 average baseline. Compliance options include making capital improvements, making operational improvements, purchasing offset credits to apply against the emission total or contributing to a technology fund for GHG emissions reduction. Talisman has one facility that is subject to the Act. It generated a credit surplus during the first compliance period and the Company expects to remain in a credit surplus under the existing Act.

The British Columbia government has implemented a revenue-neutral carbon tax effective July 1, 2008. The costs of the carbon tax were not material to Talisman in 2008. British Columbia is also a member of the Western Climate Initiative (the WCI). The WCI has released a draft Cap-and-Trade Program (Program) but the legislation to implement the Program has not been finalized. Talisman continues to engage in consultations with the BC government regarding the legislation. It is premature to predict the impact of the Program on Talisman.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. The Company expects a small credit surplus for 2008 once compliance reports have been approved by the regulator and expects to be close to the cap through Phase II. Phase III of the EU ETS begins in 2013 and will run until 2020. The legislation has not been finalized but the emissions caps will likely be reduced under Phase III. Although it is too early to predict the exact costs of compliance, it is likely that compliance costs will increase.

Prior to 2008, Talisman's Norwegian installations were subject to a CO2 emissions tax, which was not material to Talisman. In 2008, the Norwegian government expanded its existing national emissions trading system for GHG, linking it to Phase II of the EU ETS. During Phase II, the Company will be required to purchase emissions credits corresponding to its total annual emissions, and to pay the CO2 emissions tax. The Phase II compliance costs are not expected to be material to Talisman because the Norwegian government will reduce the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs.

Talisman's assessment is that currently enacted legislation relating to greenhouse gas emissions will not have a material impact on the Company's results or financial position.

Recruitment, Retention and Succession

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Although the demand for personnel has reduced recently, competition for the services of key oil and gas professionals remains high. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. The Company has an HSE/OI management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Credit Rating Risk

Credit rating agencies evaluate the Company's business and financial condition and assign credit ratings to the Company. The credit ratings impact the Company's ability to obtain financing and the cost of financing. If any of the Company's credit ratings are downgraded, it may have a material impact on the Company's ability to raise financing, which in turn, may have an impact on the Company's ability to execute its strategic plan.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forego opportunities or may have to relinquish leases or blocks. As at the date of this MD&A, the decrease in commodity prices and the reduction in the availability of credit has weakened the financial position of many companies and the likelihood of any of the Company's counterparties failing to fulfil their obligations has increased. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Dependence on Third Party Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance and full implementation of Talisman's HSE policy. The success and timing of Talisman's activities on assets operated by others will, therefore, depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices. For information on the percentages of assets that are operated/non-operated by Talisman, see 'Description of the Business' in the Company's AIF.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, is provided under the heading 'Legal Proceedings' in the Company's AIF.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is provided under the heading 'Competitive Conditions' in the Company's AIF.

Risk Management Contracts

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivatives financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

Interest Rate Risk

Talisman has a combination of fixed and floating rate debt and is therefore exposed to interest rate risk. Borrowing in floating rates exposes the Company to short-term movements in interest rates, while borrowing in fixed rates exposes the Company to mark-to-market interest rate risk as well as reset risk at the debt maturity. This risk could increase the Company's cost of capital and could impact Talisman's financial performance.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private landowners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including among other places, under the headings 'Outlook for 2009' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

•
expected increase in royalties;

•
expected increase in stock-based compensation expense;

•
planned 2009 capital program and sources of funding;

•
expected ability of counterparties to meet their obligation;

•
planned dispositions and timing of closing of transactions;

•
expected decreases in current assets and liabilities during 2009;

•
expected production during 2009;

•
planned unconventional development pilots and projects;

•
planned drilling, exploration, appraisal, building of processing facilities, acquisition of new lands, and project sanctioning;

•
expected timing of first production in Malaysia, at Hai Su Den in Vietnam, and from El Merk in North Africa;

•
expected impact of new accounting pronouncements; and

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resource described can be profitably produced in the future.

With the exception of expected increase in stock-based compensation expense, the ability of counterparties to meet their obligations and the impact of accounting pronouncements, each of the forward-looking information listed above are based on Talisman's 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are (1) 2009 annual production of approximately 430 mboe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any contemplated disposition is contingent on various factors including market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

•
the impact of the economy and credit crisis on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks;

•
uncertainties as to the availability and cost of financing and changes in capital markets;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
the possibility that government policies or laws may change or government approvals may be delayed or withheld;

•
results of the Company's risk mitigation strategies, including insurance and hedging activities; and

•
uncertainties as to the availability and cost of financing and changes in capital markets.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included under the heading 'Risk Factors' and elsewhere in this MD&A. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens. Talisman makes additional voluntary disclosure of gross proved reserves. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's AIF.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this MD&A reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

abbreviations and definitions

 AcSB
AIF
bbl
bbls
bbls/d
bcf
boe
boe/d
C$
CICA
CO2
DBRS
FASB
FPSO
FSO
GAAP
HSE
ICE
LIBOR
mbbls/d
mboe
mboe/d
mcf
mcf/d
mmbbls
mmboe
mmbtu
mmcf/d
Moody's
NGL
NI
NOK
NYMEX
NYSE
OI
OPEC
PCAOB
PRT
PSC
S&P
SEC
tcf
TSX
UK
UK£
US
US$
WTI

Canadian Accounting Standards Board
Annual Information Form
barrel
barrels
barrels per day
billion cubic feet
barrels of oil equivalent
barrels of oil equivalent per day
Canadian dollars
Canadian Institute of Chartered Accountants
Carbon dioxide
DBRS Limited
Financial Accounting Standards Board
Floating Production, Storage and Offloading Vessel
Floating Storage and Offloading Vessel
Generally accepted accounting principles
Health, Safety and Environment
Intercontinental Exchange
London Interbank Offered Rate
thousand barrels per day
thousand barrels of oil equivalent
thousand barrels oil equivalent per day
thousand cubic feet
thousand cubic feet per day
million barrels
million barrels of oil equivalent
million British thermal units
million cubic feet per day
Moody's Investors Service
Natural Gas Liquids
National Instrument
Norwegian kroner
New York Mercantile Exchange
New York Stock Exchange
Operational Integrity
Organization of Petroleum Exporting Countries
US Public Company Accounting Oversight Board
Petroleum Revenue Tax
Production Sharing Contract
Standard & Poor's Corp.
US Securities and Exchange Commission
trillion cubic feet
Toronto Stock Exchange
United Kingdom
Pound sterling
United States of America
United States dollar
West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interest owned in gross wells expressed as whole numbers and fractions thereof.

 conversion and equivalency factors

 Imperial              Metric
1 ton            =   0.907 tonnes
1 acre           =   0.40 hectares
1 barrel         =   0.159 cubic metres
1 cubic foot   =   0.0282 cubic metres